LORD ABBETT SECURITIES TRUST

90 Hudson Street

Jersey City, NJ 07302

January 3, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Joint Fidelity Bond (Bond No. 87023116B) for the Lord Abbett Securities Trust – Lord Abbett Global Core Equity Fund (SEC File No. 811-07538) (the “Fund”)

Ladies and Gentlemen:

Pursuant to Rule 17g-1(g)(1)(ii) under the Investment Company Act of 1940, we hereby enclose for filing with the Commission:

(i)	Rider 15 to the joint insured bond covering the registered investment companies named in Exhibit C below (Exhibit A);

(ii)	Certificates signed by an authorized officer of the Fund certifying the resolutions of a majority of the Board of Trustees who are not “interested persons” of Lord Abbett Securities Trust (the “Trust”) approving the amount, type, form and coverage of the Joint Fidelity Bond and the portion of the premium to be paid by the Fund (Exhibit B);

(iii)	Exhibit C showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under the Joint Fidelity Bond. Premiums on the joint insured bond have been paid for the period through June 30, 2016; and

(iv)	A copy of an agreement among the Fund and all of the other named insureds under the Blanket Fidelity Bond, which is required pursuant to paragraph (f) of Rule 17g-1 (Exhibit D)*.

Please contact the undersigned at (201) 827-2279 if you need any additional information.

Sincerely,

/s/ Brooke A. Fapohunda
Brooke A. Fapohunda
Vice President and Assistant Secretary

Enclosures

* Incorporated by reference to the Blanket Fidelity Bond filed on August 18, 2016.

EXHIBIT A

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 15

INSURED	BOND NUMBER

Lord, Abbett & Co. LLC	87023116B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

November 30, 2016	June 30, 2016 to June 30, 2017	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

o	Lord Abbett Global Core Equity Fund, a series fund of:

Lord Abbett Securities Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00(01/02)

EXHIBIT B

CERTIFIED RESOLUTIONS

The undersigned, Brooke A. Fapohunda, Vice President and Assistant Secretary of Lord Abbett Global Core Equity Fund (the “New Fund”), a series of Lord Abbett Securities Trust (the “Trust”), hereby certifies that the following are true and correct resolutions of Board of Trustees of the Trust duly adopted on September 14-15, 2016:

RESOLVED, that the addition of the New Fund to the coverage under the Blanket Fidelity Bond (the “Bond”) issued by ICI Mutual to each of the Lord Abbett Funds, Lord Abbett, Lord Abbett Distributor, Lord Abbett 401(k) Retirement Plan, and Lord Abbett Benefits Trust, in the amount of $30 million, and with a deductible amount of $100,000, be, and it hereby is, approved as to amount, type, form, and coverage, considering all relevant factors, including, but not limited to, the value of the aggregate assets of the New Fund to which persons covered by the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the New Fund’s portfolio; and further

RESOLVED, that the portion of the premium to be paid by the New Fund for the Bond be, and it hereby is, approved taking all relevant factors into consideration including, but not limited to, the number of the other parties named as insureds, the nature of the business activities of the other parties, the amount of the Bond and the amount of the premium for the Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to the New Fund is less than the premium the New Fund would have had to pay if it were to provide and maintain a fidelity bond which covers only the New Fund as the insured.

/s/ Brooke A. Fapohunda
Brooke A. Fapohunda
Vice President and Assistant Secretary

January 3, 2017

CERTIFIED RESOLUTIONS

The undersigned, Brooke A. Fapohunda, Vice President and Assistant Secretary of Lord Abbett Affiliated Fund, Inc.; Lord Abbett Bond-Debenture Fund, Inc.; Lord Abbett Developing Growth Fund, Inc.; Lord Abbett Equity Trust; Lord Abbett Global Fund, Inc.; Lord Abbett Investment Trust; Lord Abbett Mid Cap Stock Fund, Inc.; Lord Abbett Municipal Income Fund, Inc.; Lord Abbett Research Fund, Inc.; Lord Abbett Securities Trust; Lord Abbett Series Fund, Inc.; Lord Abbett Stock Appreciation Fund; Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc. (collectively the “Funds”), hereby certifies that the following are true and correct resolutions of each Board of Directors (Trustees) of each above-named Corporation (Trust) duly adopted on June 15-16, 2016:

RESOLVED, that coverage under the Bond issued by ICIM to each of the Funds, Lord Abbett, Lord Abbett Distributor, Lord, Abbett & Co. LLC 401(k) Retirement Plan, and Lord Abbett Benefits Trust, in the amount of $30 million, and with a deductible amount of $100,000, be, and it hereby is, approved as to amount, type, form, and coverage, considering all relevant factors, including, but not limited to, the value of the aggregate assets of each Fund to which persons covered by the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the Funds’ portfolios; and further

RESOLVED, that the portion of the premium to be paid by each Fund for such Bond be, and it hereby is, approved taking all relevant factors into consideration including, but not limited to, the number of the other parties named as insureds, the nature of the business activities of the other parties, the amount of the Bond and the amount of the premium for such Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to each Fund is less than the premium each Fund would have had to pay if it were to provide and maintain a fidelity bond which covers only that Fund as the insured.

/s/ Brooke A. Fapohunda
Brooke A. Fapohunda
Vice President and Assistant Secretary

August 18, 2016

EXHIBIT C

Each of the Lord Abbett registered investment companies, had they not been jointly insured under this Blanket Fidelity Bond, would have had to provide and maintain single insured bonds based on their respective assets as of as June 30, 2016 in the following amounts:

Lord Abbett Funds	Portfolio Assets as of 6/30/16		Total Registered Management Investment Company Assets as of 6/30/16	Amount of Single Insured Bond
Lord Abbett Affiliated Fund, Inc.		$6,209,332,204	$6,209,332,204	$2,500,000

Lord Abbett Bond-Debenture Fund, Inc.		$8,939,531,645	$8,939,531,645	$2,500,000

Lord Abbett Developing Growth Fund, Inc.		$2,502,750,650	$2,502,750,650	$1,700,000

Lord Abbett Equity Trust			$1,294,888,745	$1,250,000
Lord Abbett Calibrated Large Cap Value Fund		$417,826,266
Lord Abbett Calibrated Mid Cap Value Fund		$877,062,479

Lord Abbett Global Fund, Inc.			$747,674,547	$900,000
Lord Abbett Emerging Markets Corporate Debt Fund		$36,758,325
Lord Abbett Emerging Markets Currency Fund		$451,739,336
Lord Abbett Emerging Markets Local Bond Fund		$8,983,776
Lord Abbett Multi-Asset Global Opportunity Fund		$250,193,110

Lord Abbett Investment Trust			$59,293,054,424	$2,500,000
Lord Abbett Convertible Fund		$562,774,335
Lord Abbett Core Fixed Income Fund		$1,270,256,601
Lord Abbett Core Plus Bond Fund		$10,561,169
Lord Abbett Diversified Equity Strategy Fund		$256,063,272
Lord Abbett Floating Rate Fund		$6,474,395,295
Lord Abbett High Yield Fund		$4,971,018,499
Lord Abbett Income Fund		$1,828,463,500
Lord Abbett Inflation Focused Fund		$499,548,595
Lord Abbett Multi-Asset Balanced Opportunity Fund		$1,980,927,695
Lord Abbett Multi-Asset Growth Fund		$1,114,875,364
Lord Abbett Multi-Asset Income Fund		$1,871,755,975
Lord Abbett Short Duration Income Fund		$35,747,131,550
Lord Abbett Total Return Fund		$2,705,282,575
Lord Abbett Ultra Short Bond Fund[1]	$	- 0 -

Lord Abbett Mid Cap Stock Fund, Inc.		$2,191,248,560	$2,191,248,560	$1,500,000

Lord Abbett Municipal Income Fund, Inc.			$12,221,019,561	$2,500,000
Lord Abbett AMT Free Municipal Bond Fund		$240,723,831
Lord Abbett California Tax-Free Income Fund		$325,551,337
Lord Abbett High Yield Municipal Bond Fund		$2,187,242,878
Lord Abbett Intermediate Tax Free Fund		$4,768,866,640
Lord Abbett National Tax-Free Income Fund		$2,063,199,654
Lord Abbett New Jersey Tax-Free Income Fund		$104,313,017
Lord Abbett New York Tax-Free Income Fund		$420,131,256
Lord Abbett Short Duration High Yield Municipal Bond Fund		$82,525,603
Lord Abbett Short Duration Tax Free Fund		$2,028,465,344

1 Effective October 11, 2016 Lord Abbett Ultra Short Bond Fund, a series of Lord Abbett Investment Trust, was added.

Lord Abbett Funds	Portfolio Assets as of 6/30/16		Total Registered Management Investment Company Assets as of 6/30/16	Amount of Single Insured Bond

Lord Abbett Research Fund, Inc.			$3,836,928,293	$2,100,000
Lord Abbett Calibrated Dividend Growth Fund		$2,091,554,212
Lord Abbett Growth Opportunities Fund		$590,868,745
Small-Cap Value Series		$1,154,505,336

Lord Abbett Securities Trust			$11,782,407,394	$2,500,000
Lord Abbett Alpha Strategy Fund		$1,142,954,594
Lord Abbett Fundamental Equity Fund		$3,032,370,742
Lord Abbett Global Core Equity Fund[2]	$	- 0 -
Lord Abbett Growth Leaders Fund		$2,164,706,184
Lord Abbett International Core Equity Fund		$480,259,959
Lord Abbett International Dividend Income Fund		$1,516,889,886
Lord Abbett International Opportunities Fund		$563,258,797
Lord Abbett Micro-Cap Growth Fund		$146,541,248
Lord Abbett Micro-Cap Value Fund		$144,933,146
Lord Abbett Value Opportunities Fund		$2,590,492,839

Lord Abbett Series Fund, Inc.			$3,353,481,517	$1,900,000
Bond-Debenture Portfolio		$1,020,969,210
Calibrated Dividend Growth Portfolio		$155,738,527
Classic Stock Portfolio		$42,805,690
Developing Growth Portfolio		$29,428,312
Fundamental Equity Portfolio		$364,626,900
Growth and Income Portfolio		$706,832,772
Growth Opportunities Portfolio		$120,471,015
International Core Equity Portfolio		$57,160,510
International Opportunities Portfolio		$46,397,004
Mid Cap Stock Portfolio		$351,929,714
Short Duration Income Portfolio		$24,024,993
Total Return Portfolio		$432,725,165
Value Opportunities Portfolio		$371,705

Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc.		$743,930,241	$743,930,241	$900,000

2 Effective November 30, 2016 Lord Abbett Global Core Equity Fund, a series of Lord Abbett Securities Trust, was added.